Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

[GRAPHIC]

FACT SHEET

SBC and AT&T Together

Enhancing Competition and Bringing Benefits to Consumers

A New Era in Communications

Today’s communications marketplace is no longer defined by traditional service offerings, geographic limitations, or single-purpose technologies; instead companies are delivering an array of integrated voice, video and data products and services to consumers across the country over converged networks.

•      People today communicate more often, from more places, in more ways with different networks, devices and technologies than ever before.

•      New technologies are giving rise to new services and new competitors. Cable, wireless, Internet-based phone providers offer potent and fast-growing competition to displace traditional phone services.

•      Cable operators are expected to be able to offer phone service to two-thirds of American homes by the end of 2005.

•      In 2005, for the first time, there will be more wireless than wireline connections in the United States.

•      Data traffic now exceeds voice traffic by a margin of eleven-to-one.

•      These dramatic shifts are fundamentally reshaping the industry’s competitive structure, business models, economics and regulatory frameworks.

•      The SBC-AT&T merger is the natural and logical response to this industry revolution. The combined entity will be able to deliver what technology now allows and customers now demand: integrated bundles of high-quality, next-generation, competitively priced services that can service consumers and business of any size.

Consumer Benefits of a Combined SBC and AT&T

Consumers and businesses will see more innovative products and services with the combined SBC and AT&T than the two companies could achieve on their own.

[GRAPHIC]

•      The combined company will have greater incentives and ability to provide the fruits of its investment in research and development to all of its customers.

•      The capabilities, reliability and efficiency available to only the largest business and government customers today will flow to residential and small business customers.

•      AT&T’s national and international networks and AT&T Labs’ technological prowess will be combined with SBC’s financial strength, local phone service, and broadband and wireless capabilities — resulting in positive investment, employment and productivity gains for the U.S. economy.

Fast Facts

AT&T is no longer an active competitor for mass-market consumers.

•      Increasingly competition for consumers is coming from cable operators, Internet-based phone providers and wireless carriers, in addition to traditional wireline providers.

Competition in Wireless Sector

•      AT&T has no present or planned facilities-based mobile wireless service operations and resells wireless services to only a few thousand residential consumers under a legacy arrangement with AT&T Wireless that was terminated last year.

Competition for International Services

•      SBC has only very limited, resale-based retail international operations. The combination of SBC and AT&T will not significantly increase concentration in the retail provision of service on U.S. international routes, which are served by numerous large facilities-based and resale providers.

Competition for Internet-based Services

•      The de-concentration of the Internet backbone sector is consistent with other technological developments that have created huge new demand for Internet backbone services, and reduced the cost of equipment, thereby lowering barriers to entry.

•      The “next big thing” in communications technology is Internet-based services such as voice over Internet Protocol...or VoIP. SBC does not have a consumer VoIP service. But, AT&T does, and SBC can use it to compete in its region, outside its region and around the world.

Competition for Business Enterprise Customers

•      AT&T is a national and global leader in enterprise services — a highly competitive market in which SBC has limited reach.

[GRAPHIC]

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005. Investors are urged to read the registration and proxy statement because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

###

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and

[GRAPHIC]

revenues. Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.